Exhibit 99.2

ASML publishes 2023 Annual Reports
Integrated overview of how we continue to create impact with our customers, suppliers and other key stakeholders

VELDHOVEN, the Netherlands, February 14, 2024 - Today, ASML Holding NV (ASML) has published its 2023 Annual Reports.

The 2023 Annual Reports ('Small patterns. Big impact') reflect on ASML’s business model and strategy, corporate governance, and financial performance.

The 2023 Annual Reports also provide information about ASML’s contributions to a better, more inclusive and sustainable future through technology. The report includes messages from our CEO, CFO, CTO and CBO, as well as from ASML’s Supervisory Board Chairman and Remuneration Committee Chairman. In addition, you can read more about our employees and the impact they have, both on our business and society. The full reports and introductory video with CFO Roger Dassen are published on our website www.asml.com.

ASML's primary accounting standard is US GAAP, the accounting principles generally accepted in the US. In addition to reporting in accordance with US GAAP, ASML also reports in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant recurring differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and accounting for income taxes. The reporting criteria used for the preparation of the non-financial information are the Global Reporting Initiative standards.

ASML will file its 2023 Annual Report based on US GAAP with the US Securities and Exchange Commission (SEC) and its 2023 Annual Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM). ASML's 2023 Annual Report based on US GAAP will also be available at www.sec.gov. The 2023 Annual Report based on IFRS will be published at www.afm.nl.

ASML will hold its Annual General Meeting of Shareholders (AGM) in Veldhoven on April 24, 2024. The AGM agenda with all related documents will be available at www.asml.com on March 11, 2024.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 42,400 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.